MONGODB, INC.

229 W. 43rd Street, 5th Floor

New York, NY 10036

October 16, 2017

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 David Edgar, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Jeff Kauten, Attorney Advisor

Katherine Wray, Attorney Advisor

Barbara C. Jacobs, Assistant Director

RE:                          MongoDB, Inc.
Registration Statement on Form S-1
File No. 333-220557

Ladies and Gentlemen:

MongoDB, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, October 18, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Nicole Brookshire and Alison Haggerty of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (617) 937-2357, or in her absence, Alison Haggerty at (212) 479-6596.

[Signature Page Follows]

Very truly yours,

MONGODB, INC.

By:	/s/ Dev Ittycheria
Name:	Dev Ittycheria
Title:	President and Chief Executive Officer

cc:                                Dev Ittycheria, MongoDB, Inc.

Michael Gordon, MongoDB, Inc.

Andrew Stephens, MongoDB, Inc.

Babak Yaghmaie, Cooley LLP

Eric Jensen, Cooley LLP

Nicole Brookshire, Cooley LLP

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

[Company Signature Page to Acceleration Request]